FORM 3

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person*	3. IRS Identification Number of Reporting Person, if an Entity (Voluntary)	6. If Amendment, Date of Original (Month/Day/Year)

Brimmer, Kenneth W.

(Last) (First) (Middle)

	4. Issuer Name and Ticker or Trading Symbol	7. Individual or Joint/Group Filing

11505 West Lakeview Lane	Surg II, Inc. (SUGR:OB)	(Check applicable line)
(Street)		Form Filed by One Reporting Person
Form Filed by More than One Reporting Person
5. Relationship of Reporting Person
Minnetonka, MN 55305	to Issuer (Check all applicable)
(City) (State) (Zip)	Director 10% Owner

Officer (give title below)
Other (specify below)

2. Date of Event Requiring Statement (Month/Day/Year)

May 30, 2002

TABLE I — NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 4)

Common stock	None

FORM 3 (CONTINUED)

TABLE II — DERIVATIVE SECURITIES BENEFICIALLY OWNED
(E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

3. Title and Amount of Securities
	2. Date Exercisable		Underlying Derivative Securities
	and Expiration Date		(Instr. 4)
(Month/Day/Year)
Amount or
1. Title of Derivative	Date	Expiration		Number of
Security (Instr. 4)	Exercisable	Date	Title	Shares

[Additional columns below]

[Continued from above table]

5. Ownership
Form of
Derivative
4. Conversion	Security:	6. Nature of
or Exercise	Direct	Indirect
Price of	(D) or	Beneficial
Derivative	Indirect (I)	Ownership
Security	(Instr. 5)	(Instr. 5)

      Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

      Explanation of Responses:

/s/ Kenneth W. Brimmer	June 5, 2002
**Signature of Reporting Person Kenneth W. Brimmer	Date

      * If the form is filed by more than one reporting person, see Instruction 5(b)(v).

      (1)Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

      Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

(Print or Type Responses)